SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For April 12, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|           Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes | |                 No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

( BW)(ALLIANZ-AG)(ALZ) Capital Reorganisation

    Business Editors
    UK REGULATORY NEWS

    MUNICH, Germany--(BUSINESS WIRE)--April 14, 2003--

      Allianz sets subscription price for new shares at 38 Euros

With the approval of the supervisory board, the board of management of Allianz AG has set the subscription price for the new shares that will be offered to shareholders within the framework of the rights offering at 38 Euros per share. Due to the positive market reception the total volume of the rights offering has been increased from initially 3.5 to 4.0 billion Euros to about 4.4 billion Euros. As already announced on March 20, 2003, Allianz intends to raise a total volume of 5 billion Euros.

This represents a discount of about 41 percent, based on the closing price of the Allianz share on March 19, 2003 (64.80 Euros), the day prior to the announcement of the capital measures. Compared to the closing price of April 11, 2003 (56.95 Euros) the discount is about 33 percent. The subscription price for the new profit participation certificates has been set at 59.20 Euros.

The syndicate banks have agreed to underwrite the rights issue, subject to customary terms and conditions, at the subscription price.

Allianz has already announced that shareholders will be issued rights to subscribe to 7 new Allianz shares with dividend entitlement for the fiscal year 2003 for each 15 existing Allianz shares. The holders of profit participation rights will also be issued rights to subscribe to new profit participation certificates at a ratio of 15:7. The subscription period for new Allianz shares and profit participation certificates will start on April 15, 2003 and is expected to end on April 29, 2003. In the time period starting April 15 up to and including April 25, 2003 the subscription rights will be traded on the stock exchange. During the trading period of the subscription rights, Allianz shareholders and holders of profit participation certificates can also buy or sell partial subscription rights on the stock exchange. Therefore it will be possible to acquire rights to subscribe for a single new Allianz share or Allianz profit participation certificate.

New shares and profit participation certificates will be available for Allianz shareholders and holders of profit participation certificates after the subscription period has ended, but at the earliest from April 30, 2003.

These assessments are, as always, subject to the disclaimer provided below.

end of ad-hoc-announcement

Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

No Distribution into the United States, Canada, Australia and Japan This statement is not being issued in the United States of America (USA), Canada, Australia and Japan and should not be distributed to persons in or from these countries or publications with a general circulation in these countries.

No Offer

This statement does not constitute an offer or invitation to subscribe for or purchase any securities in any jurisdiction.

The securities of Allianz Aktiengesellschaft as described herein will not be publicly offered or sold in the United States of America, Canada, Australia and Japan and have not been and will not be registered under the United States Securities Act of 1933. Consequently they may not be offered, sold or delivered, directly or indirectly, within the United States absent registration under or an applicable exemption from the registration requirements of the United States securities laws.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information.

No duty to update
The company assumes no obligation to update any information contained herein.

----------------------------------------------------------------------
WKN: 840400; ISIN: DE0008404005; Index: DAX-30, EURO STOXX 50
Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss
Exchange; London; Paris; NYSE

   Short Name: Allianz AG
   Category Code: CAR
   Sequence Number: 00003895
   Time of Receipt (offset from UTC): 20030414T110431+0100

    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ALLIANZ AKTIENGESELLSCHAFT



                                      By:    /s/ Dr. Reinhard Preusche
                                           ---------------------------
                                            Dr. Reinhard Preusche
                                            Group Compliance



                                      By:    /s/ Dr. Giovanni Salerno
                                           --------------------------
                                            Dr. Giovanni Salerno
                                            Group Compliance


Date:      April 12, 2003